SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
DIVISION OF TRADING & MARKETS


12061227

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SECURITIES AND EX
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Artisan Partners Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Artisan Partners Distributors LLC

875 EAST WISCONSIN AVENUE
SUITE 800
MILWAUKEE, WI 53202

414 390-6100
FAX 414 390-8402

The SIPC Exclusion Agreed Upon Procedures (AUP) report is not included with this filing because as of the date of this filing, the sufficiency of the procedures have not been approved by the users of the report. The SIPC 3 Exclusion AUP report will be filed within 60 days of the illustrative AUP report being posted to the AICPA web site.

Securities Investor Protection Corpora
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

SIPC-3 2011

051043

8-051043 FINRA DEC

ARTISAN DISTRIBUTORS LLC
875 E WISCONSIN AVENUE SUITE 800
MILWAUKEE, WI 53202

Check appropriate boxes.

- ☐ (i) its principal business, in the determ n of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

Vice President 1/13/2011
Authorized Signature/Title Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

o000000003o t000051043t 0000 2011o

Form SIPC-3 FY 2011

8-051043 FINRA DEC

ARTISAN DISTRIBUTORS LLC

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2011** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.